

TRADEHOLD LIMITED
Business & Postal Address:
123, av. de la Faïencerie, L-1511, Luxembourg
Telephone +352 26 26 20 22
Facsimile +352 26 26 20 24

Swiss Finance Branch:
Im Eichli 9, CH-6315, Oberägeri
Telephone +41 41 752 0952
Facsimile +41 41 752 0951

Registered Address:
36 Stellenberg Road, Parow Industria 7490
PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 933-5137
Facsimile +27 21 933-5075

7 March 2003

ATTENTION : RULE 12g3-2(b) **FILE NO 82-5238**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America


03007733

Dear Sirs

US ADR PROGRAM - TRADEHOLD LTD

Enclosed please find a copy of our interim report dated 31 December 2002, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully



J F PIENAAR
SECRETARY

stdlet sec-thbp

DIRECTORS:
C H Wiese (Chairman), G Bernard*, C Moore, C Stassen
*Luxemburgian

Company Secretary: J F Pienaar
Reg. No. 1970/009054/06

LIMITED

INTERIM RESULTS

[illegible]

The six months covered by this report have been a most eventful period. Just before the end of the financial year, Brown & Jackson gave notice of its intention to restructure its business.

Simultaneously Tradehold reduced its holding in Brown & Jackson from 69% to 55%, thus enabling Mr Angus Monro, a well-known figure in British retailing, to acquire 10% of the issued share capital of the company. The other 4% was sold to a number of senior retail executives who had previously worked with Mr Monro. In all instances these share transactions were subject to their joining the group.

On 30 August 2002 Brown & Jackson announced that it was to sell some of its wholly-owned subsidiaries to Tradegro, a wholly-owned subsidiary of Tradehold. These were three of Brown & Jackson's four retail chains – What Everyone Wants (WEW), Your More Store (YMS) and The Famous Brunswick Warehouse (TFBW) – as well as 16 stores in Poland and a portfolio of 73 properties valued at £34,4 million. The three retail chains all reported a loss in the 2002 financial year while the Polish operation had not yet reached break-even. All the properties acquired by Tradegro were at the time occupied by stores operated by the four chains.

The main reason for the sale to Tradegro was the poor performance collectively of YMS, WEW and TFBW which was impacting negatively on the market rating of Brown & Jackson, and in the process eroding substantial shareholder value. In addition, efforts to restore them to profitability were taking up an inordinate amount of group management's time.

The transaction left Brown & Jackson with only its core business, the Poundstretcher chain, which produced 60% of the turnover in the 2002 financial year and was the only one of the four business units to report a profit for that period.

Mr Monro became chief executive of both Brown & Jackson and Poundstretcher on 1 September 2002. He has since been joined by his ex-colleagues who, in key positions at Poundstretcher, have greatly strengthened the management team of that business.

OPERATING REVIEW

Poundstretcher

Much has been done since the restructuring to improve the performance of Poundstretcher and increase its profitability. The new merchandise ranges have been well received by customers, and as a result of better trading the business, which operates 338 stores throughout the UK, is now in good financial order, with nil debt and a strong cash position.

For the six months ended 28 December 2002 total sales increased by 2,7% and like-for-like sales by 0,8%. This trend has accelerated in the new reporting period, and in the seven weeks to 15 February this year total sales were up 15% while like-for-like sales were 13% higher. Margins were in line with expectations while stock levels were some 30% lower than the previous year.

WEW, TFBW and YMS

Before the restructuring, an extensive programme to arrest the deteriorating performance of the three smaller chains was introduced. Far-reaching management changes were made while much attention was devoted to clearing accumulated stock, clogging up the supply chain. This unavoidably involved heavy write-downs, which greatly affected the bottom line.

Although at the time of the restructuring it seemed as if the deteriorating performance of the three smaller chains had been arrested, it was also clear that management had only started to lay the

foundation for a return to profitability, and that it would, at best, be a slow, risky and costly process. Although the prognosis for YMS was better, neither WEW nor TFBW was at that stage expected to produce profits within 18 to 24 months.

Although by early December the performance of WEW in particular had improved considerably, the boards of directors of both WEW and TFBW felt the substantial additional capital investment required for the full recovery of these two businesses could not be justified. Consequently, on 9 December 2002, the directors successfully applied for the two chains to be placed under administration with a view to finally either selling or restructuring them. Between them they had suffered losses of £24 million in the 2002 financial year.

COMMENTS ON THE RESULTS

- The results of WEW and TFBW were deconsolidated as from 9 December 2002, the date on which these two businesses were placed under administration.
- Exceptional items of £12,19 million resulted from the closing of WEW and TFBW.

ACCOUNTING POLICY

The interim report has been compiled in terms of statement RE127: Interim financial reporting and the Fourth Schedule to the South African Companies Act. The accounting policy is in all material respects in accordance with that adopted in the financial statements for the year ended 30 June 2002.

OUTLOOK

As a result of WEW and TFBW being placed under administration, Tradehold will no longer have to shoulder the financial burden of these two businesses. It can consequently apply all its resources to growing its successful retail interests. At Brown & Jackson an extensive review has been completed which will result in a major repositioning of Poundstretcher. The Board consequently feels it can view the future with considerable confidence.

NEW OFFICES

In view of its investment focus on the UK and Europe, Tradehold has established a branch office on the Continent to more effectively manage its investments and envisaged expansion. A treasury and financing function was also located in Europe.

The company remains incorporated in South Africa and its listing on the JSE Securities Exchange South Africa is not affected. On a practical level, the move will have no impact on shareholders.

CHANGE IN YEAR-END

Tradehold has changed its financial year-end and that of its subsidiaries from 30 June to the last day of February as it was felt that a February year-end was better suited to the business cycle of its retail subsidiaries. The current financial year will therefore end on 28 February 2003.

REPORTING CURRENCY

As the operations of Tradehold's subsidiaries are conducted in pound sterling and because of the distortion caused by the fluctuating value of the rand, the company is reporting its results in the former currency. Rand equivalents are provided to comply with regulatory requirements.

C H Wiese
Chairman

C Moore
Director

Luxembourg
13 February 2003

GROUP INCOME STATEMENT

12 months to 30/6/02 £'000	Unaudited 6 months to 31/12/01 £'000	Unaudited 6 months to **31/12/02** **£'000**		Unaudited 6 months to **31/12/02** **R'000**	Unaudited 6 months to 31/12/01 R'000	12 months to 30/6/02 R'000
451 673	262 490	**236 414**	Turnover	**3 635 080**	3 674 860	6 824 309
324 914	185 315	**184 888**	Continued operations	**2 842 821**	2 594 410	4 907 860
126 759	77 175	**51 526**	Discontinued operations	**792 259**	1 080 450	1 916 449
(19 238)	10 878	**(1 358)**	Operating (loss)/profit	**(33 178)**	152 286	(268 904)
4 363	17 216	**12 535**	Continued operations	**181 886**	241 018	65 755
(23 601)	(6 338)	**(13 893)**	Discontinued operations	**(215 064)**	(88 732)	(334 659
(610)	(1 001)	**511**	Net interest received/(paid)	**8 049**	(14 013)	(4 685)
(19 848)	9 877	**(847)**	(Loss)/profit before exceptional items	**(25 129)**	138 273	(273 589)
(4 009)	–	**(12 190)**	Exceptional items	**(195 079)**	–	(63 924)
(23 857)	9 877	**(13 037)**	(Loss)/profit before taxation	**(220 208)**	138 273	(337 513)
(1 017)	627	**1 505**	Taxation	**22 523**	8 777	(15 000)
(22 840)	9 250	**(14 542)**	(Loss)/profit after taxation	**(242 731)**	129 496	(322 513)
(8 319)	3 060	**(3 619)**	Outside shareholders' interest	**(65 265)**	42 839	(118 718)
(6 262)	3 060	**271**	Attributable to normal activities	**(1 748)**	42 839	(86 093)
(2 057)	–	**(3 890)**	Attributable to exceptional items	**(63 517)**	–	(32 625)
(14 521)	6 190	**(10 923)**	Net (loss)/profit	**(177 466)**	86 657	(203 795)
			Earnings per share (cents)			
(4,5)	2,9	**(0,8)**	– before exceptional items	**(13,2)**	41,0	(61,9)
(5,2)	2,9	**(3,1)**	– after exceptional items	**(51,1)**	41,0	(73,1)
(4,4)	2,9	**(0,5)**	– headline earnings	**(9,7)**	40,4	(60,7)
278 688	211 165	**347 330**	Number of shares for calculation of earnings per share ('000)	**347 330**	211 165	278 688

GROUP BALANCE SHEET

30/6/02 £'000	Unaudited 31/12/02 £'000		Unaudited 31/12/02 R'000	30/6/02 R'000
83 709	**79 526**	Non-current assets	**1 105 417**	1 318 035
72 898	**68 555**	Property, plant and equipment	**952 915**	1 147 807
10 811	**10 971**	Investments	**152 502**	170 228
94 918	**106 293**	Current assets	**1 477 476**	1 494 526
57 133	**30 769**	Inventories	**427 689**	899 582
16 777	**35 914**	Accounts receivable	**499 208**	264 167
21 008	**39 610**	Bank balances and cash	**550 579**	330 777
178 627	**185 819**	Total assets	**2 582 893**	2 812 561
85 385	**78 777**	Ordinary shareholders' funds	**1 095 196**	1 344 455
12	**12**	Preference share capital	**144**	144
18 970	**19 478**	Outside shareholders' interest	**270 720**	298 693
10 676	**9 996**	Non-current liabilities	**138 944**	168 098
24	**–**	Long-term loans	**–**	378
67	**68**	Deferred taxation	**945**	1 055
10 585	**9 928**	Other non-current liabilities	**137 999**	166 665
63 584	**77 556**	Current liabilities	**1 077 889**	1 001 171
2 736	**10 889**	Short-term loans and bank overdrafts	**151 354**	43 086
60 848	**66 667**	Other current liabilities	**926 535**	958 085
178 627	**185 819**	Total shareholders' funds and liabilities	**2 582 893**	2 812 561

ANALYSIS OF RESULTS

Unaudited 6 months to 31/12/01 £'000	Unaudited 6 months to 31/12/02 £'000		Unaudited 6 months to 31/12/02 R'000	Unaudited 6 months to 31/12/01 R'000
6 693	**40**	Attributable earnings of Brown & Jackson plc	**(6 510)**	93 689
–	**(3 755)**	Earnings of Tradegro (UK) Ltd	**(56 325)**	–
(503)	**1 092**	Earnings of Tradehold Ltd	**16 931**	(7 032)
6 190	**(2 623)**	(Loss)/profit before exceptional items	**(45 904)**	86 657
–	**(8 300)**	Attributable exceptional items	**(131 562)**	–
6 190	**(10 923)**	Net (loss)/profit	**(177 466)**	86 657

GROUP CASH FLOW STATEMENT

Unaudited 6 months to 31/12/01 £'000	Unaudited 6 months to 31/12/02 £'000		Unaudited 6 months to 31/12/02 R'000	Unaudited 6 months to 31/12/01 R'000
45 090	**19 254**	Cash flow from operations	**247 677**	682 744
(1 655)	–	Dividends paid	–	(20 066)
43 435	**19 254**	Cash retained from operations	**247 677**	662 678
(7 100)	**(8 985)**	Investment activities	**(139 087)**	(104 574)
(6 620)	**(9 219)**	Net acquisition of fixed assets	**(142 710)**	(97 856)
(480)	**234**	Other investment activities	**3 623**	(6 718)
36 335	**10 269**	Net cash flow	**108 590**	558 104
(32 578)	**8 333**	Financing activities	**111 212**	(273 678)
39 436	**204**	Proceeds from share issue	**3 322**	541 028
(72 014)	**8 129**	Net debt raised/(repaid)	**107 890**	(814 706)
3 757	**18 602**	Increase in bank balances and cash	**219 802**	284 426

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

Unaudited 6 months to 31/12/01 £'000	Unaudited 6 months to 31/12/02 £'000		Unaudited 6 months to 31/12/02 R'000	Unaudited 6 months to 31/12/01 R'000
53 327	**85 385**	Balance at 1 July	**1 344 455**	605 621
39 429	–	Proceeds from share issue	–	540 930
8 323	**(103)**	Exchange rate adjustments	**(143 929)**	479 593
–	**4 418**	Surplus on revaluation of land and buildings	**72 136**	–
6 190	**(10 923)**	Net (loss)/profit for the period	**(177 466)**	86 657
(915)	–	Dividend paid	–	(11 097)
106 354	**78 777**	Balance at 31 December	**1 095 196**	1 701 704

SUPPLEMENTARY INFORMATION

Unaudited 6 months to 31/12/01 £'000	Unaudited 6 months to 31/12/02 £'000		Unaudited 6 months to 31/12/02 R'000	Unaudited 6 months to 31/12/01 R'000
5 393	**4 795**	1. Depreciation for the period	**74 227**	75 502
6 620	**9 219**	2. Capital expenditure for the period	**142 710**	97 856
		3. Calculation of headline earnings		
6 190	**(10 923)**	Net (loss)/profit	**(177 466)**	86 657
–	**8 300**	Attributable exceptional items	**131 562**	–
(91)	**779**	Loss/(profit) on sale and scrapping of fixed assets after taxation and outside shareholders' interest	**12 052**	(1 278)
6 099	**(1 844)**		**(33 852)**	85 379

30/6/02	Unaudited 31/12/02		Unaudited 31/12/02	30/6/02
347 330	**347 330**	4. Number of shares in issue ('000)	**347 330**	347 330
24,6	**22,7**	5. Net asset value per share (cents)	**315,3**	387,1
		6. Investments		
10 811	**10 971**	Loans	**152 502**	170 228
4 782	**381**	7. Capital commitments	**5 296**	75 294
12 421	**13 328**	8. Contingent liabilities	**185 259**	195 573
47 923	**34 171**	9. Operating lease commitments	**474 977**	754 567


TRADEHOLD
LIMITED